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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 3)1


                        Paxson Communications Corporation
            --------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   704231 10 9
            --------------------------------------------------------
                                 (CUSIP Number)

             Anthony L. Morrison, Paxson Communications Corporation
                            601 Clearwater Park Road
                         West Palm Beach, Florida 33401
                                 (561) 659-4122
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 15, 1999
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 pages)



-------------------

     1   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 704231 10 9                               Page 2 of 7
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--------------------------------------------------------------------------------
      1        Names of Reporting Person:
                      LOWELL W. PAXSON

               I.R.S. Identification No. of Above Person (entity only)
--------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group*
                                                                         (a) [ ]
                           NOT APPLICABLE                                (b) [ ]
--------------------------------------------------------------------------------
      3        SEC use only

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      4        Source of Funds*

                        NOT APPLICABLE
--------------------------------------------------------------------------------
      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
      6        Citizenship or Place of Organization

                        United States Citizen
--------------------------------------------------------------------------------
                               7     Sole voting power

                                                      31,551,282

                             ---------------------------------------------------
     Number of shares          8     Shared voting power
      beneficially
     Owned by each                                    -0-
    Reporting person
          with               ---------------------------------------------------
                               9     Sole dispositive power

                                                      31,551,282
                             ---------------------------------------------------
                               10    Shared dispositive power

                                                      -0-
--------------------------------------------------------------------------------
     11        Aggregate Amount Beneficially Owned by Each Reporting Person
                         31,551,282
--------------------------------------------------------------------------------
     12        Check box if the Aggregate Amount in Row (11) Excludes
               Certain Shares*                                              [ ]

               NOT APPLICABLE
--------------------------------------------------------------------------------
     13        Percent of Class Represented by Amount in Row (11)           [ ]
                         51.1%
--------------------------------------------------------------------------------
     14        Type of Reporting Person*

                         IN
--------------------------------------------------------------------------------

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CUSIP No. 704231 10 9                               Page 3 of 7
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ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is the Class A Common Stock, par value $0.001 per share, issued by Paxson Communications Corporation, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 601 Clearwater Park Road, West Palm Beach, Florida 33401.

ITEM 2.  IDENTITY AND BACKGROUND.

         ITEM 2.(a)        The person filing this statement is Mr. Lowell W.
                           Paxson.

         ITEM 2.(b) The business address of Mr. Paxson is 601 Clearwater Park Road, West Palm Beach, Florida 33401.

         ITEM 2.(c) The present principal occupation of Mr. Paxson is Chairman of the Board of the Company.

         ITEM 2.(d) During the last five years, Mr. Paxson has not been convicted in a criminal proceeding.

         ITEM 2.(e) During the last five years, Mr. Paxson has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Paxson was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         ITEM 2.(f)        Mr. Paxson is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         NOT APPLICABLE


ITEM 4.  PURPOSE OF TRANSACTION.

         On September 15, 1999 (the "Issue Date"), the Company entered into an Investment Agreement (the "Investment Agreement") with National Broadcasting Company, Inc. ("NBC") pursuant to which, on September 16, 1999, wholly-owned subsidiaries of NBC purchased shares of convertible exchangeable preferred stock and common stock purchase warrants from the Company for an aggregate purchase price of $415 million. In connection with the Investment Agreement, NBC Palm Beach Investment II, a wholly-owned subsidiary of NBC ("NBC Sub"), entered into an agreement with Mr. Paxson and certain entities controlled by him pursuant to which NBC Sub was granted the right (the "Call Right") to purchase all (but not less than all) 8,311,639 shares of Class B Common Stock of the Company beneficially owned by Mr. Paxson, which shares are entitled to ten votes per share on all matters submitted to a vote of the Company's stockholders and are convertible into an equal number of shares of Class A Common Stock, at a price equal to the higher of (i) the average of the closing sale prices of the Class A Common Stock for the 45 consecutive trading days ending on the trading day immediately preceding the exercise of the Call Right (provided that such price shall not be more than 17.5% higher or 17.5% lower than the six month trailing average closing sale prices), and (ii) $22.50 per share for any exercise of the Call Right on or prior to the third





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CUSIP No. 704231 10 9                               Page 4 of 7
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anniversary of the Issue Date and $20.00 per share for any exercise of the Call
Right thereafter. Mr. Paxson and his affiliates may not transfer the shares which are subject to the Call Right prior to the sixth anniversary of the Issue Date, and may not convert such shares into any other securities of the Company (including shares of Class A Common Stock). This description of the Call Agreement is not complete and is qualified in its entirety by reference to the Call Agreement, which is included as Exhibit 1.

         NBC, the Company, Mr. Paxson and certain entities controlled by Mr. Paxson also entered into a Stockholder Agreement (the "Stockholder Agreement") concurrently with the Investment Agreement, pursuant to which, if permitted by the Communications Act of 1934, as amended, and the rules and regulations of the Federal Communications Commission (the "FCC"), the Company may nominate persons named by NBC for election to the Company's board of directors and Mr. Paxson and his affiliates will vote their shares of Common Stock in favor of the election of such persons as directors of the Company. Should no NBC nominee be serving as a member of the Company's board of directors, then NBC may appoint two observers to attend all board meetings. Mr. Paxson and his affiliates have also agreed to vote their shares of Common Stock in favor of certain proposals expected to be submitted for a vote of the stockholders of the Company at its next annual stockholders meeting prior to May 15, 2000. These proposals will include amendments to the Company's certificate of incorporation to provide for a classified board of directors serving three year terms and the authorization of additional shares of non-voting common stock sufficient to permit the Company to reserve such shares for issuance to NBC and its assignees should they exercise their rights to convert shares of convertible preferred stock and exercise warrants for such non-voting shares of common stock in lieu of shares of Class A Common Stock. This description of the Stockholder Agreement is not complete and is qualified in its entirety by reference to the Stockholder Agreement, which is included as Exhibit 2.

         The Investment Agreement includes provisions requiring the Company, subject to certain conditions, to obtain the consent of NBC or its permitted transferee with respect to certain corporate actions, including the approval of annual budgets, expenditures materially in excess of budgeted amounts, certain programming acquisitions, material amendments to the Company's certificate of incorporation or bylaws, sale of a Company television station serving any of the top 20 markets or as a result of which the national household coverage of the Company's PAX TV network would fall below 70%, material asset sales or purchases, any business combination transaction where the Company would not be the surviving corporation or as a result of which there would be a change of control of the Company, issuance or sale of any capital stock (subject to certain agreed exceptions) or stock split or recombination, any transaction with Mr. Paxson or any of his affiliates which is not an arm's length transaction or involves in excess of $100,000, any employment agreement becoming effective after January 1, 2001 which provides for annual compensation in excess of an agreed amount, any increase in the size of the Company's board of directors (other than an increase of up to two directors resulting from provisions of the Company's outstanding preferred stock), entering into any joint sales, joint services, time brokerage, local marketing or similar agreement as a result of which Company stations with national household coverage of 20% or more would be subject to such agreements, and other matters.

         NBC was also granted certain rights with respect to the broadcast television operations of the Company, including, among other things, the right to require the conversion of Company television stations to NBC network affiliates (subject to certain conditions and to the Company's right to decline such conversion if as a result the national household coverage of the Company's PAX TV network would fall below 70%), a right of first refusal on a proposed sale of a Company television station, the right to require Company television stations to carry NBC network programming which is preempted by NBC network affiliates, and the right to negotiate on behalf of the Company to acquire interests in new media companies in exchange for advertising airtime on Company stations.




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CUSIP No. 704231 10 9                               Page 5 of 7
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The exercise of these rights is subject to certain conditions and limitations, and these rights are not transferable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        ITEM 5.(a) Mr. Paxson beneficially owns an aggregate of 31,551,282 shares of Class A Common Stock, which is the class of securities identified pursuant to Item 1 above. Pursuant to Rule 13d-3(d)(1) of the Act, the above number and other references herein to the number of shares of Class A Common Stock Mr. Paxson beneficially owns generally includes 8,311,639 shares of Class B Common Stock of the Company beneficially owned by Mr. Paxson, which may be converted to an equal number of shares of Class A Common Stock at any time.

                           The Company's Quarterly Report on Form 10Q for the Quarter Ended June 30, 1999, filed August 16, 1999, reports that as of July 31, 1999, there were 53,477,372 shares of Class A Common Stock and 8,311,639 shares of Class B Common Stock issued and outstanding. Accordingly, Mr. Paxson beneficially owns approximately 51.1% of the Company's outstanding Class A Common Stock (which includes 8,311,639 shares of Class B Common Stock).

         ITEM 5.(b) Mr. Paxson has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of 31,551,282 shares of Class A Common Stock. No shares are held with shared voting or dispositive power.

         ITEM 5.(c)        Not Applicable

         ITEM 5.(d)        Not Applicable

         ITEM 5.(e)        Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The response to Item 4 hereof is incorporated herein by reference.

         Pursuant to the Investment Agreement, wholly-owned subsidiaries of NBC acquired $415 million aggregate liquidation preference of a new series of the Company's convertible exchangeable preferred stock (the "Series B Convertible Preferred Stock"), a warrant to purchase up to 13,065,507 shares of Class A Common Stock at an exercise price of $12.60 per share ("Warrant A") and a warrant to purchase up to 18,966,620 shares of Class A Common Stock ("Warrant B") at an exercise price equal to the average of the closing sale prices of the Class A Common Stock for the 45 consecutive trading days ending on the trading day immediately preceding the warrant exercise date (provided that such price shall not be more than 17.5% higher or 17.5% lower than the six month trailing average closing sale price), subject to a minimum exercise price during the three years after the Issue Date of $22.50 per share. Warrant A and Warrant B (the "Warrants") are exercisable for ten years from the Issue Date, and will expire 30 days after any transfer thereof (or, in the case of Warrant B, 30 days after it first becomes exercisable as described in the following sentence). Warrant B may not be exercised until Warrant A has been exercised in full, and may not be exercised prior to February 1, 2002, to the extent that, after giving effect to such exercise, Mr. Paxson or any of his affiliates (including family members) would not constitute the "Single Majority





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CUSIP No. 704231 10 9                               Page 6 of 7
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Stockholder" of the Company under applicable FCC rules (generally defined as the possession of the right to vote securities having more than 50% of the total voting power of all outstanding common stock and voting common stock equivalents) (the "FCC Single Majority Stockholder"). After February 1, 2002, Warrant B may not be exercised to the extent that, after giving effect to such exercise, Mr. Paxson or any of his affiliates (including family members) would not constitute the FCC Single Majority Stockholder of the Company unless Warrant B is exercised in full and concurrently with such exercise the Call Right has also been exercised. Should NBC or its affiliates holding Warrants determine that they are prevented under FCC rules from holding shares of Class A Common Stock upon exercise of the Warrants, the Warrants shall be exercisable for an equal number of shares of non-voting common stock of the Company.

         Pursuant to the Stockholder Agreement, the Company has certain rights to consent to any proposed transfer by NBC or its permitted transferee of its rights under the Investment and Stockholder Agreements and, if such consent is given, Mr. Paxson and his affiliates have "tag along" rights to participate in any sale of Company securities in connection with the transfer of the Investor Rights. Mr. Paxson and his affiliates have agreed, subject to certain limitations, not to transfer any voting stock held by them prior to the earlier of (i) the date NBC is permitted under FCC rules to own all of the shares of Class A Common Stock issuable upon conversion of the Series B Convertible Preferred Stock, exercise of the Warrants and exercise of the Call Right, or
(ii) six years after the Issue Date, unless after giving effect to such transfer Mr. Paxson or an affiliate or family member of Mr. Paxson continues to be the FCC Single Majority Stockholder of the Company. Mr. Paxson and his affiliates have also agreed to grant NBC a right of first refusal with respect to any shares of Company common stock proposed to be transferred by any of them to any person other than another affiliate of Mr. Paxson, other than shares sold in the open market and up to an additional 2,000,000 shares of Class A Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Call Agreement, dated as of September 15, 1999, by and among Lowell W. Paxson, Second Crystal Diamond Limited Partnership, Paxson Enterprises, Inc. and NBC Palm Beach Investment II, Inc.

         2. Stockholder Agreement, dated as of September 15, 1999, among Paxson Communications Corporation, National Broadcasting Company, Inc., Lowell W. Paxson, Second Crystal Diamond Limited Partnership and Paxson Enterprises, Inc.


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CUSIP No. 704231 10 9                               Page 7 of 7
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 1999.

                                           /s/ Lowell W. Paxson
                                           ----------------------------------
                                           Lowell W. Paxson




         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of and any title of each person who signs the statement shall be typed or printed beneath his signature.

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).